OMB APPROVAL


UNITED STATES
OMB Number:     3235-0145


SECURITIES AND EXCHANGE COMMISSION
Expires:     October 31, 1994


Washington, D.C.  20549
Estimated average burden



hours per response . . . 14.90

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.  1  )*
Lomas Financial Corporation

(Name of Issuer)

Common Stock, $1.00 par Value

(Title of Class of Securities)


541535100


(CUSIP Number)



Check the following box if a fee is being paid with this statement

.  (A fee is not required only if the filing

person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




SEC 1745 (2/92)

CUSIP No.
	541535100
13G


1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	CS First Boston, Inc.
	13-2853402

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*






(a)











(b)
X








3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION


	State of Delaware







NUMBER OF
5
SOLE VOTING POWER
1,790,200 shares of common stock, par value $1.00 (including
Notes convertible into 40,000 shares of common stock)

SHARES
BENEFICIALLY
OWNED BY
EACH
6
SHARED VOTING POWER
	-0-

REPORTING
PERSON
WITH
7
SOLE DISPOSITIVE POWER
1,790,200 shares of common stock, par value $1.00 (including
Notes convertible into 40,000 shares of common stock)


8
SHARED DISPOSITIVE POWER
	-0-

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,790,200 shares of common stock, par value $1.00, including Notes convertible into 40,000 shares of common stock.

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*
	N/A

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	8.9%

12
TYPE OF REPORTING PERSON*
	HC

*SEE INSTRUCTION BEFORE FILLING OUT!



Amendment No. 1

	This Amendment No. 1 amends a Schedule 13G previously filed by CS First Boston, Inc. (formerly known as CS First Boston Group, Inc.; herein "CSFBI"), dated January 8, 1993, (the "Schedule 13G") and relates to the common stock, par value $1.00 per share, of Lomas Financial Corporation (the "Shares"). Except as provided otherwise, the information set forth herein is as of December 31, 1993. All capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13G.

Items 2(a), 4, and 7 are hereby replaced by the following.


Item 2. (a)
Name of Person Filing:


	CS First Boston, Inc.

Item 4.
Ownership*

(a)
Amount Beneficially Owned:
	1,790,200 Shares (including Notes convertible into 40,000
Shares)

(b)
Percent of Class:
	8.9%

(c)
Number of shares as to which such person has:


(i)
sole power to vote or to direct the vote
1,790,200 Shares (including Notes convertible into 40,000
Shares)


(ii)
shared power to vote or to direct the vote
	-0-


(iii)
sole power to dispose or to direct the disposition of 1,790,200 Shares (including Notes convertible into 40,000
Shares)


(iv)
shared power to dispose or to direct the disposition of -0-




Item 7.
Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company


CSFBI has filed this schedule pursuant to Rule 13d-1(b) (ii)
(G) as a parent holding company and beneficially owns the securities covered by this schedule indirectly through CS First Boston Corporation (formerly known as The First Boston Corporation), a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, and CS First Boston Investment Management Corporation (formerly known as First Boston Asset Management Corporation), an investment adviser registered under Section 8 of the Investment Advisers Act of 1940.




SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February ___, 1994

	CS FIRST BOSTON, INC.



	By:	__________________________________________
		Name:	Lori M. Russo
		Title:	Vice President and Assistant Secretary


* Approximately 68% of the outstanding voting common stock of CSFBI and approximately 63% of the outstanding non-voting common stock of CSFBI is owned indirectly by CS Holding. CS Holding and its direct and indirect subsidiaries, in addition to CSFBI, may beneficially own Shares, and any such shares are not reported in this Statement. CS Holding disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including CSFBI.

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